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Filed Pursuant to Rule 424(b)(3)
File No. 333-185111

CORPORATE PROPERTY ASSOCIATES 18 — GLOBAL INCORPORATED

Prospectus Supplement No. 4 Dated July 21, 2014
To Prospectus Dated April 25, 2014

           This prospectus supplement (the "Prospectus Supplement") is part of, and should be read in conjunction with, the prospectus of Corporate Property Associates 18 — Global Incorporated, dated April 25, 2014 (as amended or supplemented, the "Prospectus"). Unless the context indicates otherwise, the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. Terms used but not defined in the Prospectus Supplement shall have the meanings given to them in the Prospectus. A copy of the Prospectus will be provided by Corporate Property Associates 18 — Global Incorporated upon request.

RECENT DEVELOPMENTS

Termination of Sales of Class A Common Stock

           In May 2013, we commenced our primary offering of up to $1.4 billion in shares of our common stock, including $400.0 million in shares of common stock through our distribution reinvestment plan ("DRIP"). In May 2014, we announced the termination of sales of our Class A common stock on June 30, 2014 and the potential reallocation of up to $250.0 million of shares registered under our DRIP to our primary offering. In June 2014, we reallocated the full $250.0 million in shares from the DRIP.

           As of June 30, 2014, we terminated sales of our Class A common stock. We plan to continue to offer shares of our Class C common stock and offer shares under our DRIP beyond the termination of sales of the Class A shares. As of July 14, 2014, we have issued 97,936,653 Class A shares ($977,410,344) and 8,002,273 Class C shares ($74,821,257) in connection with our offering raising aggregate gross proceeds of $1,052,231,602. In addition, we have issued 406,136 Class A shares ($3,898,910) and 68,007 Class C shares ($610,705) through our DRIP.

New Acquisitions

           On May 6, 2014, we completed the acquisition of a technology research center in Michigan from CSFB 2002-CP5 Office 36600, LLC, an unaffiliated third party, for approximately $9.1 million, including acquisition fees and third party closing costs. The property is leased to North American Lighting, Inc.

           On May 16, 2014, we completed the acquisition of an office headquarters and manufacturing facilities in Arizona, Georgia and Texas from Janus Investments, LLC, and from Janus Realty LP, with respect to the Texas property, both affiliates of the tenant, for approximately $16.0 million, including acquisition fees and third party closing costs. The properties are leased to Janus International Group LLC.

           On May 19, 2014, we completed the acquisition of an industrial warehouse in Illinois from Lui Chicago Hastings, LLC, an unaffiliated third party, for approximately $12.2 million,

including acquisition fees and third party closing costs. The property is leased to Illinois Bell Telephone Company, a subsidiary of AT&T Inc.

           On June 4, 2014, we completed the acquisition of a fulfillment center in South Carolina from 3805 Jonesville, LLC, an unaffiliated third party, for approximately $22.5 million, including acquisition fees and third party closing costs. In addition, we will fund the development of an expansion to the facility for approximately $20.6 million. The property is leased to Belk, Inc.

DESCRIPTION OF THE PROPERTIES

           The following section supplements the "Prospectus Summary — Description of the Properties" section, which begins on page 16 of our prospectus.

Information with respect to our other real estate investments as of the date of the prospectus is as follows:

Lessee (Guarantor)	Property Location	Ownership Interest	Purchase Price(1)	Initial Acquisition Fee	Subordinated Acquisition Fee	Primary Property Type(2)	Lease Expiration	Amount of Non-Recourse Financing	Date of Acquisition

North American Lighting, Inc.	Farmington Hills, MI	100%	$9,129,000	$254,000	$203,000	3	03/26	$7,325,000	5/6/2014

Janus International Group LLC (Janus Midco, LLC)	Surprise, AZ Temple, GA Houston, TX	100%	$15,953,000	$441,000	$353,000	1	04/34	$11,537,500	5/16/2014

Illinois Bell Telephone Company	Chicago, IL	100%	$12,248,000	$304,000	$243,000	2	9/27	$8,000,000	5/19/2014

Belk, Inc.	Jonesville, SC	100%	$22,456,000	$1,114,000	$891,253	2	12/28	—	6/4/2014

(1)
Purchase price means the contractual purchase price including acquisition fees and transaction closing costs.
(2)
Property types are coded as follows: 1 – Industrial/Manufacturing; 2 – Distribution/Warehouse; 3 – Office/Institutional Research; 4 – Retail.

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CORPORATE PROPERTY ASSOCIATES 18 — GLOBAL INCORPORATED
Prospectus Supplement No. 4 Dated July 21, 2014 To Prospectus Dated April 25, 2014
RECENT DEVELOPMENTS